Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Announces $15M Share Repurchase Plan

KFAR SAVA, Israel — May 2, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that its Board of Directors has authorized a one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. The timing and actual number of shares repurchased will depend on a variety of factors, including price, and general business and market conditions. The share repurchase plan authorizes management to repurchase ordinary shares using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements. Repurchases will be funded from available working capital. The share repurchase plan does not obligate Silicom to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Mr. Avi Eizenman, Silicom’s Founder and Chairman of the Board, commented, “This buyback reflects the record cash flow and strong profitability that we generated during 2018, which has boosted our available funds significantly, together with our ongoing commitment to creating shareholder value.

“In general, our long-term growth is being driven by some of the Cloud/Service Provider market’s hottest trends and the strong need for our unique performance-boosting products in the new SD-WAN, Edge and Cloud Data Center infrastructures. With the impressive roster of Design Wins that we have already achieved, together with a fat pipeline of additional potential wins ahead of us, we remain very optimistic regarding our long-term prospects."

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com